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FORM OF TAX OPINION

[_], 2022

Board of Trustees

O’Shares [_] ETF

OSI ETF Trust

75 State Street, Suite 100
Boston, MA 02109

Board of Trustees

ALPS|O’Shares [_] ETF

ALPS ETF Trust

1290 Broadway, Suite 1000
Denver, CO 80203

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to O’Shares [_] ETF (the “Existing Fund”), a separate series of OSI ETF Trust, a Delaware statutory trust (“OET”), and to ALPS|O’Shares [_] ETF (the “New Fund”), a separate series of ALPS ETF Trust, a Delaware statutory trust (“AET”), and to the holders of shares of beneficial interest in the Existing Fund, in connection with the transfer of all of the assets, as defined in the Agreement and Plan of Reorganization (the “Plan”) dated as of [_], 2022, executed by AET on behalf of the New Fund and by OET on behalf of the Existing Fund, of the Existing Fund (the “Assets”) to the New Fund in exchange solely for shares of beneficial interest of the New Fund (the “New Fund Shares”), cash paid in lieu of fractional shares and the assumption of the Existing Fund’s liabilities as defined in the Plan (the “Liabilities”) by the New Fund, followed by the distribution of the New Fund Shares received by the Existing Fund in complete liquidation and termination of the Existing Fund (the “Reorganization”), all pursuant to the Plan.

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For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) facts and representations contained in the letter dated on or about the date hereof addressed to us from AET on behalf of the New Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from OET on behalf of the Existing Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Existing Fund and the New Fund:

1.	The Reorganization will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Existing Fund and New Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.	Under Section 1032(a) of the Code, no gain or loss will be recognized by New Fund upon the receipt of the Assets of the Existing Fund solely in exchange for the New Fund Shares and the assumption by New Fund of the Liabilities of the Existing Fund;

3.	Under Section 361 of the Code, no gain or loss will be recognized by the Existing Fund upon the transfer of the Existing Fund’s Assets to New Fund solely in exchange for the New Fund Shares and the assumption by New Fund of the Liabilities of the Existing Fund or upon the distribution (whether actual or constructive) of New Fund Shares to the Existing Fund shareholders in exchange for their Existing Fund shares;

4.	Under Section 354 of the Code, no gain or loss will be recognized by any Existing Fund shareholder upon the exchange of its Existing Fund shares solely for the New Fund Shares (except with respect to cash received in lieu of fractional shares, if any);

Dechert LLP

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5.	Under Section 358 of the Code, the aggregate tax basis of the New Fund Shares received by each Existing Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Existing Fund Shares exchanged in the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

6.	Under Section 1223(1) of the Code, the holding period of the New Fund Shares received by each Existing Fund shareholder will include the period during which the Existing Fund shares exchanged therefor were held by such shareholder, provided the Existing Fund shares are held as capital assets at the time of the Reorganization);

7.	Under Section 362(b) of the Code, the tax basis of the Existing Fund’s Assets acquired by New Fund will be the same as the tax basis of such Assets to the Existing Fund immediately prior to the Reorganization;

8.	Under Section 1223(2) of the Code, the holding period of the Existing Fund’s Assets in the hands of New Fund will include the period during which those Assets were held by the Existing Fund; and

9.	New Fund will succeed to and take into account the items of the Existing Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

Very truly yours,

Dechert LLP